Confidential

Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: April 15, 2022

On April 15, 2022 FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Twitter and LinkedIn.

On April 15, 2022, FOXO Technologies Inc sent the following Tweets under the Twitter handle @foxo_tech (https://twitter.com/foxo_tech):

On April 15,2022 , FOXO Technologies added the following on LinkedIn (https://www.linkedin.com/company/foxotechnologies/):